UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Immersion Corporation
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
(Name of Issuer)

Common Stock, $0.001 par value per share
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
(Title of Class of Securities)

452521107
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
(CUSIP Number)

Copy to:
Jeffrey S. Tullman, Esq.
Kane Kessler, P.C.
1350 Avenue of the Americas, 26th Floor
New York, New York 10019
(212) 541-6222
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2010
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

1	NAME OF REPORTING PERSON DIALECTIC CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,467,861 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,467,861 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,467,861 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON* IA, OO

1	NAME OF REPORTING PERSON DIALECTIC CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 173,693 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 173,693 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,693 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON* PN

1	NAME OF REPORTING PERSON DIALECTIC OFFSHORE, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 109,814 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 109,814 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,814 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSON DIALECTIC ANTITHESIS PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 465,173 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 465,173 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 465,173 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON* PN

1	NAME OF REPORTING PERSON DIALECTIC ANTITHESIS OFFSHORE, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 385,686 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 385,686 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 385,686 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSON DIALECTIC OFFSHORE L2, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 333,495 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 333,495 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,495 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSON JOHN FICHTHORN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,467,861 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,467,861 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,467,861 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON* IN, HC

1	NAME OF REPORTING PERSON LUKE FICHTHORN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,467,861 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,467,861 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,467,861 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON* IN, HC

EXPLANATORY NOTE

The beneficial ownership of certain of the shares of the Issuer’s common stock to which this Statement of Beneficial Ownership on Schedule 13D (the “Schedule 13D”) relates was previously reported by the Reporting Persons (as defined herein) on a Schedule 13G filed with the Securities and Exchange Commission on May 19, 2010, for the purpose of disclosing that the Reporting Persons were the beneficial owners of more than five percent (5%) of the Issuer’s common stock.  On December 14, 2010, the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the Issuer’s common stock.  On December 31, 2010, the Reporting Persons acquired additional shares of the Issuer’s common stock that increased their beneficial ownership above five percent (5%) of the Issuer’s outstanding shares of common stock.

Item 1.  Security and Issuer.

This Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Shares”) of Immersion Corporation (the “Issuer”), whose principal executive offices are located at 801 Fox Lane, San Jose, California 95131.

Item 2. Identity and Background.

(a)  This Schedule 13D is being filed by Dialectic Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”), the investment manager of Dialectic Capital Partners, LP., a Delaware limited partnership (“DCP”), Dialectic Offshore, Ltd., a Cayman Islands exempted company (“DOF”), Dialectic Antithesis Partners, LP, a Delaware limited partnership (“DAP”), Dialectic Antithesis Offshore, Ltd., a Cayman Islands exempted company (“DAO”), Dialectic Offshore L2, Ltd., a Cayman Islands exempted company (“DL2”), John Fichthorn, a natural person who is a U.S. citizen (“JF”), and a managing member of the Investment Manager and Luke Fichthorn, a natural person who is a U.S. citizen (“LF”), and a managing member of the Investment Manager (the Investment Manager, DCP, DOF, DAP, DAO, DL2, JF, and LF, collectively, the “Reporting Persons”).

(b)  The principal business address for each of the Investment Manager, DCP, DAP, JF and LF is 875 Third Avenue, 15th Floor, New York, New York 10022.  The principal business address for DOF, DAO and DL2 is c/o Goldman Sachs Administration Services, Hardwicke House, 2nd Floor, Hatch Street, Dublin 2, Ireland.

(c)  The principal business of DCP, DOF, DAP, DAO and DL2 is investing in securities. The principal business of the Investment Manager is providing investment advice. The principal occupation of JF and LF is investment management.  Information with respect to the directors of DOF, DAO and DL2 is attached as Schedule B to this Schedule 13D.

JF and LF are the managing members of the Investment Manager and, as a result, each of JF and LF may be deemed to control such entity.  Accordingly, each of JF and LF may be deemed to have a beneficial interest in the Shares by virtue of the Investment Manager’s role as investment manager to DCP, DOF, DAP, DAO and DL2 and the Investment Manager’s power to vote and/or dispose of the Shares. Each of the Investment Manager, JF and LF disclaim beneficial ownership of the Shares owned by DCP, DOF, DAP, DAO and DL2 except to the extent of its, or his, respective pecuniary interest, if any, therein.

(d) and (e). During the last five years, none of the Reporting Persons or directors listed on Schedule B have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The Shares purchased by DCP, DOF, DAP, DAO and DL2 were purchased with working capital (no borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business) in open market purchases.  The aggregate purchase cost of the 1,467,861 Shares beneficially owned in the aggregate by DCP, DOF, DAP, DAO and DL2 is approximately $8,004,641.

Item 4.   Purpose of the Transaction

The Reporting Persons purchased the Shares in the ordinary course of business based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  The Reporting Persons continually review their investment in the Issuer and other entities in which they have invested.  As part of that review, the Reporting Persons have determined that they would seek a more active role in influencing the Issuer’s affairs in order to protect and maximize the value of their investment.  To that end, the Reporting Persons have had several communications between October 29, 2010 and December 29, 2010 with the Issuer’s Chairman, Jack Saltich, regarding the Reporting Persons obtaining representation on the Issuer’s board of directors.  No agreement was reached between the Reporting Persons and the Issuer as a result of such communications.

On December 30, 2010, the Reporting Persons delivered a letter to the Issuer (the “Nomination Letter”), notifying the Issuer that the Reporting Persons intend to appear at the Issuer’s 2011 Annual Meeting of Stockholders and any adjournments or postponements thereof (the “Annual Meeting”), in person or by proxy, to nominate and seek to elect two individuals as members of the board of directors of the Issuer (the “Solicitation”). The two individuals named as nominees in the Nomination Letter are Kenneth Potashner and John Fichthorn (each a “Nominee” and collectively, the “Nominees”). The Reporting Persons intend to file a proxy statement with the Securities and Exchange Commission and solicit proxies on behalf of the Nominees.

Set forth below is certain biographical information with respect to each Nominee:

John Fichthorn, 37, is a co-founder of Dialectic Capital Management, LLC, an investment management firm, and has been a portfolio manager there since 2003.  From 2000 to 2003, he was employed by Maverick Capital, most recently as Managing Director of the technology group.  From 1999 to 2000, he was an analyst at Alliance Capital working across multiple hedge fund products and as a member of the technology team.  From 1997 to 1999, he was an analyst at Quilcap Corporation, a hedge fund where he covered all sectors, with a focus on technology.  From 1995 to 1997, Mr. Fichthorn worked at Ganek & Orwicz Partners where his responsibilities included small cap research, international closed-end fund arbitrage and operations.  Mr. Fichthorn served as a director of California Micro Devices Corporation (“CAMD”), a supplier of protection devices for the mobile handset, high brightness LED (HBLED), digital consumer electronics and personal computer markets, from September 2009 until its sale to ON Semiconductor Corporation in January 2010.  Mr. Fichthorn holds a B.A. in Astronomy from the University of North Carolina at Chapel Hill.

Kenneth Potashner, 53, has served as Chairman of the Board of Newport Corporation, a leading global supplier of advanced-technology products and systems, since September 2007 and as member of its Board of Directors since 1998.  Since May 2003, Mr. Potashner has been an independent investor.  He served as a director of CAMD, from September 2009 until its sale to ON Semiconductor Corporation in January 2010.   From 1996 to May 2003, he was Chairman of the Board of Directors of Maxwell Technologies, Inc., a manufacturer of ultracapacitors, microelectronics, power systems and high voltage capacitors.  He also served as President and Chief Executive Officer of Maxwell Technologies from 1996 to October 1998.  From November 1998 to August 2002, Mr. Potashner was President, Chief Executive Officer and Chairman of SONICblue Incorporated (formerly S3 Incorporated), a supplier of digital media appliances and services. Mr. Potashner was Executive Vice President and General Manager of Disk Drive Operations for Conner Peripherals, a manufacturer of storage systems, from 1994 to 1996.  From 1991 to 1994, he was Vice President of Worldwide Product Engineering for Quantum Corporation, a manufacturer of disk drives.  From 1981 to 1991, he held various engineering management positions with Digital Equipment Corporation, a manufacturer of computers and peripherals, culminating with the position of Vice President of Worldwide Product Engineering in 1991.  Mr. Potashner also serves on the Board of Directors of Applied Solar, Inc.   Mr. Potashner holds a B.S.E.E. from Lafayette College and an M.S.E.E. from Southern Methodist University.

In the event any individual Nominee shall be unable to serve for any reason, the Reporting Persons reserve the right to select a replacement Nominee. Additionally, in the event the Issuer purports to increase the number of directors serving on the board of directors or otherwise increases the number of directors to be elected at the Annual Meeting, the Reporting Persons reserve the right to nominate additional persons as directors to fill any vacancies created by the increase or to fill any additional positions on the board of directors which the Issuer's stockholders shall vote on at the Annual Meeting.

Other than as set forth in this Item 4, the Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of the Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and to the extent permitted by law, may seek to engage in discussions with other stockholders and/or with management and the board of directors of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, selling Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Item 5.   Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 28,175,759 Shares outstanding as of October 29, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 5, 2010.

(a, b)	Investment Manager

As of the date hereof, the Investment Manager may be deemed to be the beneficial owner of 1,467,861 Shares, constituting approximately 5.2% of the Shares outstanding.

The Investment Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,467,861 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,467,861 Shares.

The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to the Investment Manager, shall not be considered an admission that it, for the purpose of Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is the beneficial owner of any Shares in which it does not have a pecuniary interest. The Investment Manager disclaims any beneficial ownership of the Shares covered by this Schedule 13D that it does not directly own.

(a, b)       DCP

As of the date hereof, DCP may be deemed to be the beneficial owner of 173,693 Shares, constituting approximately 0.6% of the Shares outstanding.

DCP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 173,693 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 173,693 Shares.

In addition, DCP, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to DCP, shall not be considered an admission that it, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any Shares in which it does not have a pecuniary interest. DCP disclaims any beneficial ownership of the Shares covered by this Schedule 13D that it does not directly own.

(a, b)	DOF

As of the date hereof, DOF may be deemed to be the beneficial owner of 109,814 Shares, constituting approximately 0.4% of the Shares outstanding.

DOF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 109,814 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 109,814 Shares.

In addition, DOF, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to DOF, shall not be considered an admission that it, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any Shares in which it does not have a pecuniary interest. DOF disclaims any beneficial ownership of the Shares covered by this Schedule 13D that it does not directly own.

(a, b)	DAP

As of the date hereof, DAP may be deemed to be the beneficial owner of 465,173 Shares, constituting approximately 1.7% of the Shares outstanding.

DAP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 465,173 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 465,173 Shares.

In addition, DAP, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to DAP, shall not be considered an admission that it, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any Shares in which it does not have a pecuniary interest. DAP disclaims any beneficial ownership of the Shares covered by this Schedule 13D that it does not directly own.

(a, b)	DAO

As of the date hereof, DAO may be deemed to be the beneficial owner of 385,686 Shares, constituting approximately 1.4% of the Shares outstanding.

DAO has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 385,686 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 385,686 Shares.

In addition, DAO, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to DAO, shall not be considered an admission that it, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any Shares in which it does not have a pecuniary interest. DAO disclaims any beneficial ownership of the Shares covered by this Schedule 13D that it does not directly own.

(a, b)	DL2

As of the date hereof, DL2 may be deemed to be the beneficial owner of 333,495 Shares, constituting approximately 1.2% of the Shares outstanding.

DL2 has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 333,495 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 333,495 Shares.

In addition, DL2, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to DL2, shall not be considered an admission that it, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any Shares in which it does not have a pecuniary interest. DL2 disclaims any beneficial ownership of the Shares covered by this Schedule 13D that it does not directly own.

(a, b)	JF

As of the date hereof, JF may be deemed to be the beneficial owner of 1,467,861 Shares, constituting approximately 5.2% of the Shares outstanding.

JF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,467,861 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,467,861 Shares.

The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to JF, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any Shares in which he does not have a pecuniary interest. JF disclaims any beneficial ownership of the Shares covered by this Schedule 13D that he does not directly own.

(a, b)	LF

As of the date hereof, LF may be deemed to be the beneficial owner of 1,467,861 Shares, constituting approximately 5.2% of the Shares outstanding.

LF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,467,861 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,467,861 Shares.

The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to LF, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any Shares in which he does not have a pecuniary interest. LF disclaims any beneficial ownership of the Shares covered by this Schedule 13D that he does not directly own.

(c)
The trading dates, number of Shares purchased or sold, and price per share for all transactions in the Shares by the Reporting Persons in the past 60 days are set forth in Schedule A.  All such transactions were effected in open market transactions with brokers, except where indicated.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Each of the Reporting Persons are a party to a Joint Filing Agreement, dated as of January 10, 2011 (the “13D Joint Filing Agreement”), pursuant to which the parties agreed to jointly file this Schedule 13D and any and all amendments and supplements thereto with the Securities and Exchange Commission. The 13D Joint Filing Agreement is filed herewith as Exhibit 1 and is incorporated herein by reference in its entirety in this response to Item 6.

Pursuant to letter agreements, DCP, DOF, DAP, DAO and DL2 intend to jointly and severally indemnify the Nominees against any and all claims of any nature arising from the Solicitation.  A form of the indemnification letter agreement is filed herewith as Exhibit 2 and is incorporated herein by reference in its entirety to this response to Item 6.

Except for the agreements described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1
Joint Filing Agreement, by and among Dialectic Capital Management, LLC, Dialectic Capital Partners, LP., Dialectic Offshore, Ltd., Dialectic Antithesis Partners, LP, Dialectic Antithesis Offshore, Ltd., Dialectic Offshore L2, Ltd., John Fichthorn and Luke Fichthorn, dated as of January 10, 2011.

Exhibit 2	Form of Indemnification Agreement.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  January 10, 2011

DIALECTIC CAPITAL PARTNERS, LP

By:  Dialectic Capital, LLC, its general partner

By:  /s/ John Fichthorn
John Fichthorn, Managing Member

DIALECTIC CAPITAL MANAGEMENT, LLC

By:  /s/ John Fichthorn
John Fichthorn, Managing Member

DIALECTIC OFFSHORE, LTD.

By:  /s/ John Fichthorn
John Fichthorn, Director

DIALECTIC ANTITHESIS PARTNERS, LP

By:  Dialectic Capital, LLC, its general partner

By:  /s/ John Fichthorn
John Fichthorn, Managing Member

DIALECTIC ANTITHESIS OFFSHORE, LTD.

By:  /s/ John Fichthorn
John Fichthorn, Director

DIALECTIC OFFSHORE L2, LTD.

By:  /s/ John Fichthorn
John Fichthorn, Director

/s/ John Fichthorn
John Fichthorn, Individually

/s/ Luke Fichthorn
Luke Fichthorn, Individually

SCHEDULE A

Transactions in the Shares During the Past 60 Days

DIALECTIC CAPITAL PARTNERS, LP
Shares Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale
(6,434)	6.0287	11/4/2010
(24,538)	5.64	11/10/2010
(24,538)	5.64	11/10/2010
(24,538)	5.64	11/10/2010
(67,481)	5.64	11/10/2010
(52,135)	5.7	11/11/2010
(35)	5.8501	11/11/2010
84	5.966	12/2/2010
(11,872)	6	12/14/2010
(3,182)	6.15	12/14/2010
(2,967)	6.15	12/14/2010
(2,967)	6.1502	12/14/2010
(8,903)	6	12/14/2010
(17,807)	6.15	12/14/2010
(35,614)	6.15	12/14/2010
(11,874)	5.9581	12/15/2010
(11,849)	5.95	12/15/2010
597	5.81	12/30/2010
47	6.2328	12/31/2010
59,626	6.41	12/31/2010
2,291	6.4296	12/31/2010

DIALECTIC OFFSHORE, LTD.
Shares Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale
(4,653)	6.0259	11/2/2010
(4,196)	6.0287	11/4/2010
(44,003)	5.64	11/10/2010
(16,001)	5.64	11/10/2010
(16,001)	5.64	11/10/2010
(16,001)	5.64	11/10/2010
(33,998)	5.7	11/11/2010
(22)	5.8501	11/11/2010
131	5.966	12/2/2010
(7,848)	6	12/14/2010
(5,886)	6	12/14/2010
(23,545)	6.15	12/14/2010
(11,773)	6.15	12/14/2010
(2,104)	6.15	12/14/2010

(1,961)	6.15	12/14/2010
(1,962)	6.1502	12/14/2010
(7,849)	5.9581	12/15/2010
(7,834)	5.95	12/15/2010
394	5.81	12/30/2010
1,513	6.4296	12/31/2010
31	6.2328	12/31/2010
39,388	6.41	12/31/2010

DIALECTIC ANTITHESIS PARTNERS, LP
Shares Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale
(9,399)	6.0287	11/4/2010
(35,833)	5.64	11/10/2010
(35,833)	5.64	11/10/2010
(35,833)	5.64	11/10/2010
(98,538)	5.64	11/10/2010
(76,119)	5.7	11/11/2010
(98)	5.8501	11/11/2010
34	5.966	12/2/2010
(31,489)	6	12/14/2010
(7,874)	6.1502	12/14/2010
(47,234)	6.15	12/14/2010
(94,470)	6.15	12/14/2010
(8,439)	6.15	12/14/2010
(23,619)	6	12/14/2010
(7,873)	6.15	12/14/2010
(31,484)	5.9581	12/15/2010
(31,530)	5.95	12/15/2010
1,552	5.81	12/30/2010
126	6.2328	12/31/2010
5,959	6.4296	12/31/2010
155,011	6.41	12/31/2010

DIALECTIC ANTITHESIS OFFSHORE, LTD.
Shares Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale
(5,510)	6.0287	11/4/2010
(21,015)	5.64	11/10/2010
(21,015)	5.64	11/10/2010
(21,015)	5.64	11/10/2010
(57,791)	5.64	11/10/2010
(79)	5.8501	11/11/2010
(44,648)	5.7	11/11/2010
181	5.966	12/2/2010
(26,758)	6	12/14/2010

(80,273)	6.15	12/14/2010
(40,137)	6.15	12/14/2010
(7,171)	6.15	12/14/2010
(6,689)	6.1502	12/14/2010
(6,690)	6.15	12/14/2010
(20,068)	6	12/14/2010
(26,759)	5.9581	12/15/2010
(26,791)	5.95	12/15/2010
1,320	5.81	12/30/2010
105	6.2328	12/31/2010
5,068	6.4296	12/31/2010
132,290	6.41	12/31/2010

DIALECTIC OFFSHORE L2, LTD.
Shares Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale
(685)	6.0287	11/4/2010
(7,187)	5.64	11/10/2010
(2,613)	5.64	11/10/2010
(2,613)	5.64	11/10/2010
(2,613)	5.64	11/10/2010
(5,554)	5.7	11/11/2010
(68)	5.8501	11/11/2010
70	5.966	12/2/2010
(22,033)	6	12/14/2010
(33,049)	6.15	12/14/2010
(5,904)	6.15	12/14/2010
(16,524)	6	12/14/2010
(5,508)	6.1502	12/14/2010
(5,509)	6.15	12/14/2010
(66,098)	6.15	12/14/2010
(22,034)	5.9581	12/15/2010
(21,996)	5.95	12/15/2010
1,137	5.81	12/30/2010
91	6.2328	12/31/2010
113,685	6.41	12/31/2010
4,369	6.4296	12/31/2010

DIALECTIC CAPITAL MANAGEMENT, LLC
None.

JOHN FICHTHORN
None.

LUKE FICHTHORN
None.

SCHEDULE B

Directors of Dialectic Offshore, Ltd.
Name and Position	Principal Occupation	Principal Business Address	Citizenship
John Fichthorn Director	Managing Member of Dialectic Capital Management, LLC	875 Third Avenue, 15th Floor New York, New York 10022	United States
Scott Dakers Director	Manager Fiduciary Services at Ogier Fiduciary Services, Ltd	Ogier Fiduciary Services, Ltd 89 Nexus Way, Camana Bay Grand Cayman KY1-9007 Cayman Islands	United Kingdom
Inderjit Singh Director	Manager Fiduciary Services at Ogier Fiduciary Services, Ltd	Ogier Fiduciary Services, Ltd 89 Nexus Way, Camana Bay Grand Cayman KY1-9007 Cayman Islands	United Kingdom

Directors of Dialectic Antithesis Offshore, Ltd.
Name and Position	Principal Occupation	Principal Business Address	Citizenship
John Fichthorn Director	Managing Member of Dialectic Capital Management, LLC	875 Third Avenue, 15th Floor New York, New York 10022	United States
Scott Dakers Director	Manager Fiduciary Services at Ogier Fiduciary Services, Ltd	Ogier Fiduciary Services, Ltd 89 Nexus Way, Camana Bay Grand Cayman KY1-9007 Cayman Islands	United Kingdom
Inderjit Singh Director	Manager Fiduciary Services at Ogier Fiduciary Services, Ltd	Ogier Fiduciary Services, Ltd 89 Nexus Way, Camana Bay Grand Cayman KY1-9007 Cayman Islands	United Kingdom

Directors of Dialectic Offshore L2, Ltd.
Name and Position	Principal Occupation	Principal Business Address	Citizenship
John Fichthorn Director	Managing Member of Dialectic Capital Management, LLC	875 Third Avenue, 15th Floor New York, New York 10022	United States
Scott Dakers Director	Manager Fiduciary Services at Ogier Fiduciary Services, Ltd	Ogier Fiduciary Services, Ltd 89 Nexus Way, Camana Bay Grand Cayman KY1-9007 Cayman Islands	United Kingdom
Inderjit Singh Director	Manager Fiduciary Services at Ogier Fiduciary Services, Ltd	Ogier Fiduciary Services, Ltd 89 Nexus Way, Camana Bay Grand Cayman KY1-9007 Cayman Islands	United Kingdom